Exhibit 99.1

Puhui Wealth Investment Management Co. Ltd. Announces Financial Results

for the Six Months Ended December 31, 2018

Highlighted by Increased Revenues and High Net Worth Clientele

Beijing, China – June 21, 2019 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced its financial results for the six months ended December 31, 2018. The Company also filed these results on Form 6-K with the Securities and Exchange Commission, which can be viewed at www.sec.gov. All amounts in this press release are in USD unless otherwise noted.

Financial and Operating Highlights

●	Total revenues for the six months ended December 31, 2018 were approximately $1.9 million, a 148.1% increase from the same period in 2017.

●	The Company continues to add incremental HNW clientele, with new HNW clients transacting with Puhui totaling 92 for the six months ended December 31, 2018.

●	Following Puhui’s completion of its December 2018 initial public offering (“IPO”), the Company has continued to see a strong increase in HNW clients. From January 1, 2019 to May 1, 2019, the number of HNW clients transacting with Puhui was 109.

●	As of December 31, 2018, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately $23.5 million under management.

●	The Company’s average transaction value per client was $143,972 for the six months ended December 31, 2018.

●	As of May 1, 2019, the Company maintained 7 sales and service locations based in Beijing (3), Shanghai, Suzhou, Qingdao, and Changchun.

●	Established a strategic cooperation with a well-known investment manager, Yingke Innovation Asset Management Co., Ltd., to jointly establish an equity investment fund with a total size of RMB1 billion, to be launched in stages.

●	Signed recent strategic cooperation agreement to jointly offer asset management services with Hongtang Culture Investment Co., which is focused on THANG-GA research, drawing, works collection and market promotion.

●	Puhui had approximately $7.5 million of cash and approximately $14.4 million of working capital as of December 31, 2018.

Mr. Zhe Ji, the Chairman and CEO of the Company, stated, “Puhui had an excellent end to the year in both servicing a higher number of high net worth clientele while also increasing revenues. While our December 31, 2018 financial results were impacted by higher expenses and time devoted to the completion of our December 2018 IPO and listing on Nasdaq, we have seen our brand recognition and clientele increase substantially since this period. Our Company offers a diversified array of products for individuals seeking alternative means for enhancing investment returns.”

Mr. Ji continued, “We have been very pleased with our initial performance since our public listing, and feel that there is considerable upside for Puhui to take advantage of China’s growing wealth management market. We opened sales and service offices in three new locations since beginning of 2019 and are actively looking to expand our network by opening new sales and service offices throughout China in strategic locations that are leading industrial and business development centers throughout the country. While our intended acquisition of a Hong Kong based financial services company has entered into its late stage pending final approval, we are continuing to seek new acquisition opportunities to broaden our geographic reach outside of mainland China, including but not limited to asset management businesses and businesses with alternative strategies.”

Financial Review for the Six Months Ended December 31, 2018

Selected Financial Highlights

	For the Six Months Ended December 31, 2018	For the Six Months Ended December 31, 2017	Change	Change (%)
	(Unaudited)	(Unaudited)
Total Revenues	$1,866,970	$752,495	$1,114,475	148.1%
Cost of revenues	206,881	122,452	84,429	68.9%
Selling expenses	922,693	731,268	191,425	26.2%
General and administrative expenses	1,392,919	1,177,407	215,512	18.3%
Loss from operations	(655,523)	(1,278,632)	623,109	(48.7)%
Loss before income taxes	(718,605)	(1,293,719)	575,114	(44.5)%
Provision for current income taxes	-	19,261	(19,261)	(100.0)%
Provision (benefit) for deferred income taxes	27,410	(284,826)	312,236	(109.6)%
Net loss	(746,015)	(1,028,154)	282,139	(27.4)%

Wealth Management

●	Since fiscal year 2017, Puhui’s core business has been the marketing of financial products to high-net-worth clients and small and medium enterprises in China. The total number of HNW clients transacting with Puhui since inception is approximately 959 as of April 30, 2019.

Asset Management

●	Starting in June 2017, Puhui also launched our in-house asset management business. As of December 31, 2018, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately US$23.5 million under management.

Revenues

●	The Company categorizes revenues into third-party revenues and related-party revenues. Related party revenues consist primarily of recurring management fees paid by limited partnership funds where the Company serves as general partner.

●	Overall, total revenues increased by 148.1% to $1.9 million for the six months ended December 31, 2018, from $752,495 in the prior year six month period. The overall increase was mainly due to high-net-worth clients investing in equity investments in entities that invest in U.S. publicly listed companies.

Cost of Revenues

●	Puhui’s cost of revenues consist of compensation paid to financial product development team members along with benefits. The Company’s cost of revenues were $206,881 and $122,452 for the six months ended December 31, 2018 and 2017, respectively, an increase of $84,429 or 68.9%. The increase in cost of revenues was due to the increase in revenue.

Operating Expense

●	The Company’s operating expense increased to $2.5 million from $2.0 million in the prior year period, largely due to an increase in salaries, rent and professional fees associated with the Company’s IPO process.

Net Loss

Net loss for the six month period ended December 31, 2018 was reduced to $746,015, as compared to $1,028,154 for the six month period ended December 31, 2017.

Liquidity and Capital Resources

●	The Company historically financed its operations primarily through cash flows from operations, additional capital contributions from shareholders and short-term advances from related parties.

●	For the six months ended December 31, 2018, the Company received approximately $8.0 million, net of expenses, from issuance of ordinary shares throughout IPO.

●	As of December 31, 2018, the Company had two unsecured loans from two unrelated creditors, in the aggregate amount of approximately $1.5 million, with an average maturity of three years an average interest rate of 13.5% per annum.

●	As a result of all above factors, the Company had approximately $14.4 million of working capital as of December 31, 2018.

Cash

●	As of December 31, 2018, the Company had cash of approximately $7.5 million, as compared to $4.8 million as of June 30, 2018.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China, engaging its operation through its subsidiary, Puhui Finance Investment Management (Beijing) Co., Ltd, which is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (ticker: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior, Senior Vice President	Katherine Yao, Senior Associate
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	kyao@equityny.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2018	2017

REVENUES
Revenues - third parties	$1,872,685	$505,479
Revenues - related parties	7,779	249,187
Sales taxes	(13,494)	(2,171)
Total revenues	1,866,970	752,495

OPERATING EXPENSES
Cost of revenues	(206,881)	(122,452)
Selling expenses	(922,693)	(731,268)
General and administrative expenses	(1,392,919)	(1,177,407)
Total operating expenses	(2,522,493)	(2,031,127)

LOSS FROM OPERATIONS	(655,523)	(1,278,632)

OTHER INCOME (EXPENSES)
Interest income	6,091	1,987
Other finance expenses	(101,069)	(29,789)
Other income (expenses), net	31,896	12,715
Total other expenses, net	(63,082)	(15,087)

LOSS BEFORE INCOME TAXES	(718,605)	(1,293,719)

PROVISION (BENEFIT) FOR INCOME TAXES
Current	-	19,261
Deferred	27,410	(284,826)
Total income tax provision (benefit)	27,410	(265,565)

NET LOSS	(746,015)	(1,028,154)

Less: Net loss attributable to noncontrolling interest	(282,524)	(210,724)

NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(463,491)	$(817,430)

NET LOSS	$(746,015)	$(1,028,154)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(285,769)	56,836

COMPREHENSIVE LOSS	$(1,031,784)	$(971,318)

Less: Comprehensive loss attributable to noncontrolling interest	(310,967)	(191,119)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WELATH	$(720,817)	$(780,199)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,090,126	10,000,000

EARNINGS PER SHARE
Basic and diluted	$(0.046)	$(0.082)

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2018	2018

ASSETS
CURRENT ASSETS
Cash	$7,465,079	$4,809,040
Short-term investments	705,835	1,101,317
Accounts receivables	1,129,876	1,673,764
Accounts receivables - related parties	1,012,575	1,051,718
Other receivables	542,101	206,831
Prepaid expenses and acquisition deposit	4,743,879	681,899
Deferred offering costs	-	700,094
Total current assets	15,599,345	10,224,663

PROPERTY AND EQUIPMENT, NET	144,111	135,682

OTHER ASSETS
Intangible asset, net	38,563	-
Deferred tax assets, net	696,615	782,911
Total other assets	735,178	782,911

Total assets	$16,478,634	$11,143,256

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Customer deposits	$-	$250,529
Other payables and accrued liabilities	632,478	677,215
Other payables - related parties	-	196,300
Deferred revenues	259,916	303,637
Taxes payable	15,654	356,440
Current portion of long-term debt	290,761	302,001
Total current liabilities	1,198,809	2,086,122

LONG-TERM DEBT	1,163,044	1,208,003

Total liabilities	2,361,853	3,294,125

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2018 and June 30, 2018	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 and 10,000,000 shares issued and outstanding of December 31, 2018 and June 30, 2018	11,508	10,000
Additional paid-in capital	21,911,045	14,613,119
Accumulated deficit	(7,227,646)	(6,764,155)
Accumulated other comprehensive loss	(264,646)	(7,320)
Total shareholders’ equity attributable to controlling shareholders	14,430,261	7,851,644

Noncontrolling interest	(313,480)	(2,513)

Total shareholders’ equity	14,116,781	7,849,131

Total liabilities and shareholders’ equity	$16,478,634	$11,143,256

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	December 31,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(746,015)	$(1,028,154)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	67,704	24,162
Loss on disposal of property and equipment	-	274
Impairment loss on equity securities	5,512	-
Deferred tax provision (benefit)	57,271	(284,827)
Change in operating assets and liabilities
Accounts receivables	482,556	351,116
Other receivables	(343,652)	(69,936)
Prepaid expenses	(982,395)	(160,863)
Customer deposit received (returned)	(231,956)	963,034
Other payables and accrued liabilities	85,310	94,452
Other payables - related parties	(189,372)	-
Deferred revenue	(32,485)	246,689
Taxes payable	(328,175)	(42,576)
Net cash (used in) provided by operating activities	(2,155,697)	93,371

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	338,878	-
Purchases of short-term investments	-	(4,878,049)
Acquisition deposit	(3,264,978)	-
Purchase of property and equipment	(107,292)	(18,680)
Proceeds from sale of property and equipment	-	3,464
Purchase of intangible asset	(12,558)	-
Net cash used in investing activities	(3,045,950)	(4,893,265)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from shareholders	-	5,516,522
Proceeds from issuance of ordinary shares through IPO, net	8,032,912	-
Proceeds from long-term debt	-	1,506,035
Net cash provided by financing activities	8,032,912	7,022,557

EFFECT OF EXCHANGE RATE ON CASH	(175,226)	(30,017)

INCREASE IN CASH	2,656,039	2,192,646

CASH, beginning of period	4,809,040	322,518

CASH, end of period	$7,465,079	$2,515,164

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$227,152	$-
Cash paid for interest	$196,655	$-

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Prepaid IPO costs netted against IPO proceeds	$733,478	$-